Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
pameen@ge.com

Via Hand Delivery and EDGAR

December 14, 2005

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Services, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 6, 2005 File No. 0-14804

Dear Mr. Cline:

We are responding to your comment letter dated November 30, 2005, to James A. Parke, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS”) relating to the above documents. For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

December 31, 2004 Form 10-K/A

1.	Please provide us copies of the relevant sections of the agreement with Swiss Re covering the adjustment to your insurance reserves.

Response

The requested relevant sections of the Transaction Agreement by and between Swiss Reinsurance Company and General Electric Company, dated November 18, 2005 (the “Agreement”), are summarized and then presented below. We will supplementally provide the Staff with a copy of the full Agreement by hand delivery.

For your convenience we have organized the Agreement excerpts in the following order.

The first section, 3.1 Purchase Price, sets forth the base purchase price amount ($6.8 billion) and how it will be adjusted for post-signing events, including any reserve adjustments pursuant to section 7.7.

Section 7.7 Reserves, addresses GE’s contractual obligation to evaluate and adjust loss reserves by approximately $3.4 billion, or such other amount, in accordance with applicable requirements of GAAP, supported by appropriate actuarial analysis.

Section 7.18 Closing Payments is the provision giving GE purchase price credit for future capital infusions into the insurance business, if required.

Sections 5.19 and 11.1 Reserves are our representations and warranties relating to our reserve estimates.

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Mr. Paul Cline
Senior Accountant

Section 7.1 Conduct of Business Pending the Closing addresses the required conduct of GE, with specific reference to our reserving practices.

And the final section, Definitions, provides defined terms that appear in the sections set forth above.

3.1 Purchase Price

The aggregate consideration for the Purchased Equity and the Transferred Assets shall be an amount equal to $6.8 billion (the “Base Purchase Price”) as adjusted for the following (as adjusted, the “Purchase Price”):
....

(xv) in the event that the amount of the Net Reserves increases made in the United States after June 30, 2005 in respect of accident years prior to 2005 is less than $2 billion, minus (x) if such amount is less than $1 billion, (A) 35% of the difference between $1 billion and such Net Reserves increases plus (B) $150 million, or (y) if such amount is $1 billion or more, but less than $2 billion, 15% of the difference between $2 billion and such Net Reserves increases; and

(xvi) minus the sum of (A) $245 million, (B) 35% of the amount of the Net Reserves increases (in excess of $200 million) made in Bermuda after June 30, 2005 and prior to the Final Closing in respect of accident years prior to 2005 and (C) 35% of the amount of the Net Reserve increases (in excess of $500 million) made in Germany after June 30, 2005, and prior to the Initial Closing, in respect of accident years prior to 2005;

provided, that, (x) in the case of clauses (xv) and (xvi) above, Net Reserves increases shall reflect only the adjustments made pursuant to Section 7.7 (in respect of Net Reserves increases of not more than $3.4 billion) and (y) subject to Section 3.1(e) hereof, the net amount payable by Acquiror pursuant to the foregoing clauses (i) through (xvi) shall not exceed $800 million (the “Adjustment Ceiling”).

7.7 Reserves

(a) Not later than the Initial Closing Date, the GE Insurance Subsidiaries shall cause Net Reserves to be increased (including all such increases since June 30, 2005 other than adjustments as a result of premiums received for prior periods and accretion of any discount) from the aggregate Net Reserves reflected on the Balance Sheet by a net amount equal to approximately $3.4 billion or such different amount that, in the good faith judgment of the GE Insurance Subsidiaries, is supported by appropriate actuarial analysis. Notwithstanding the foregoing, and for the avoidance of doubt, no GE Insurance Subsidiary shall be required to cause such Net Reserves to be increased unless, in its good faith judgment, any such increase is in accordance with the applicable requirements of Law, GAAP and SAP and is supported by appropriate actuarial analysis. The GE Insurance Subsidiaries shall, from time to time as Acquiror shall reasonably request, review with Acquiror the allocation of the amount of such increase among the GE Insurance Subsidiaries by legal entity and line of business.

(b) Between the Initial Closing and the Final Closing, no GE Insurance Subsidiary that remains within GE’s control shall reevaluate any of such GE Insurance Subsidiary’s Reserves.

7.18 Closing Payments

(a) In the event that GE or any of its Affiliates (i) provides capital to any of the Polaris Companies in response to (A) a general increase in any rating agency’s capital requirements for the insurance or reinsurance industry or (B) a rating agency or Governmental Authority as a result of any reserve increase that may occur as described in Section 7.7, or (ii) otherwise provides capital to the Business after the date hereof, Acquiror or the applicable Equity Buyer or Asset Buyer, on the Initial Closing or Final Closing, shall pay to the applicable Equity Seller or Asset Seller by

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Mr. Paul Cline
Senior Accountant

wire transfer to an account designated in writing by GE pursuant to Section 4.4, an amount equal to the amount of the capital increase attributable to the Purchased Equity or Transferred Assets sold by such Equity Seller or Asset Seller, as certified by GE (it being understood that the aggregate payment shall equal the sum of the amounts set forth in clauses (i) and (ii) above). GE shall, from time to time as Acquiror shall reasonably request, review with Acquiror the capital contributions made or proposed to be made to the Business by legal entity and line of business.

5.19 Reserves

Except as may be required as a result of a change in Law, GAAP or SAP, the reserves for payment of benefits, losses, claims and expenses pursuant to all insurance, reinsurance and retrocession policies and contracts of each GE Insurance Subsidiary reflected in or included with the consolidated financial statements of “GE ISC and Consolidated Subsidiaries” and the quarterly statements of the GE Insurance Subsidiaries for the period ended September 30, 2005 have been calculated in all material respects in accordance with the reserving practices and policies employed in connection with the preparation of the Unaudited Business Financial Statements and the Business SAP Statements as of, and for the period ended, June 30, 2005.

11.1 Reserves

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT (INCLUDING ANY PROVISION OF ARTICLE V OR ARTICLE VII HEREOF, EXCEPT FOR THE MATTERS SPECIFICALLY ADDRESSED IN SECTIONS 5.19, SECTION 7.1 AND SECTION 7.7), NEITHER GE NOR ANY OF ITS AFFILIATES IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION, WARRANTY, COVENANT OR AGREEMENT, IN OR PURSUANT TO THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT (A) CONCERNING THE RESERVES, FUNDS OR PROVISIONS FOR LOSSES, CLAIMS, PREMIUMS, POLICY BENEFITS AND EXPENSES, INCLUDING UNEARNED PREMIUM RESERVES, RESERVES FOR INCURRED LOSSES, TECHNICAL RESERVES, INCURRED LOSS ADJUSTMENT EXPENSES, INCURRED BUT NOT REPORTED LOSSES AND LOSS ADJUSTMENT EXPENSES WITH RESPECT TO INSURANCE AND REINSURANCE CONTRACTS ISSUED, REISSUED OR ASSUMED, OR RESERVES WITH RESPECT TO UNCOLLECTIBLE REINSURANCE OF ANY OF THE POLARIS COMPANIES, INDIVIDUALLY OR IN THE AGGREGATE, INCLUDING (I) WHETHER SUCH RESERVES ARE ADEQUATE OR SUFFICIENT OR WHETHER SUCH ASSET IS COLLECTIBLE OR (II) WHETHER SUCH RESERVES WERE DETERMINED IN ACCORDANCE WITH ANY ACTUARIAL, STATUTORY OR OTHER STANDARD, (B) THE COLLECTIBILITY OF ANY AMOUNTS FROM ANY REINSURERS OR RETROCESSIONARIES OF ANY OF THE POLARIS COMPANIES OR (C) CONCERNING ANY FINANCIAL STATEMENT “LINE ITEM” OR ASSET, LIABILITY OR EQUITY AMOUNT TO THE EXTENT AFFECTED BY ANY OF THE MATTERS REFERRED TO IN THE PRECEDING CLAUSES (A) OR (B).

7.1 Conduct of Business Pending the Closing

Except as otherwise expressly contemplated by the Transaction Agreements, for matters identified in Section 7.1 of the GE Disclosure Letter or as required by Law, from the date of this Agreement through the Final Closing, unless Acquiror otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed), GE will, and will cause the Polaris Companies to, (a) conduct the Business in the ordinary course consistent with past practice, (b) use reasonable best efforts to preserve intact the business organizations of the Polaris Companies, to retain the services of the executive officers and key employees of the Business and to preserve the current significant business relationships with its agents, producers, reinsurers, retrocessionaires and customers of the Business, (c) except as otherwise required by changes in GAAP or SAP, continue to reserve in all material respects in accordance with the reserving practices and policies employed in connection with the preparation of the Unaudited Business Financial Statements and the Business SAP Statements as of, and for the period ended, June 30, 2005, and (d) not do any of the following:
....

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Mr. Paul Cline
Senior Accountant

(viii) permit a Polaris Company to make any material change in any financial, investment, accounting or underwriting methods, principles or practices in connection with the Business, including in the preparation of its financial statements and the establishment of Reserves, other than changes required by changes in SAP, GAAP or Law or changes in accounting principles or practices that affect GE Subsidiaries generally;
....

DEFINITIONS

“Net Reserves” means the gross Reserves in respect of accident years prior to 2005, net of net retrocession recoverables against such Reserves.

“Polaris Companies” means, collectively, the Acquired Subsidiaries and the Asset Sellers.

“Reserves” means the reserves, funds and provisions for insurance, reinsurance and retrocessional losses, claims and expenses, including reserves for incurred losses, technical reserves, reserves for incurred loss adjustment expenses, and reserves for incurred but not reported losses and loss adjustment expenses and reserves with respect to uncollectible reinsurance and retrocession, in each case with respect to insurance, reinsurance and retrocession contracts written, issued, reissued, renewed or assumed with respect to the Business, other than any such reserve items attributable to the Excluded Business.

2.	Please tell us how you have considered the effect of the potential adjustment to your insurance reserves on your financial statements filed with the Commission.

Response

We continually update reserve estimates using both quantitative information from our reserving actuaries and qualitative information derived from other sources. In addition to the detailed analysis performed each quarter to assess the overall adequacy of recorded reserves, we, like others in the property and casualty industry, conduct annual comprehensive evaluations for each of our different lines of business. Those actuarial conclusions for the year-end reserves are reached through a thorough process, subject to actuarial discipline of accumulating and analyzing information for each book of business. Consequently, while we routinely make adjustments to our reserve estimates in interim periods, our final actuarial conclusions are reached on a schedule that is completed only at the end of the fourth quarter. Given the significant reserve levels involved, $23 billion in total, and the long tails on much of this business, adjustments are made routinely and are, considering the length of the coverage in question, based on very early loss projections. Our most problematic insurance was long-tailed business written in the 1997 - 2001 period. The reserves for that insurance were originally set at our best estimate and, like all other reserves, are reviewed and updated continuously. The casualty portion of that insurance is long-tailed and paid over as much as 30 years, so estimates of those ultimate losses are uncertain. More uncertainty arises where we have assumed significant exposures under excess-of-loss reinsurance arrangements in which we have liability only if underlying losses exceed contractual “attachment points.” Under these arrangements, relatively small increases in estimates of underlying losses can lead to sharp percentage increases in our losses. An example of excess-of-loss coverage with considerable recent adverse development for us is workers compensation reinsurance.

The potential adjustment to our loss reserves is an issue that we routinely address in preparing and filing financial statements, and one we addressed in preparing our Form 10-Q for the third quarter of 2005, filed on October 24, 2005. At the time we filed our third quarter Form 10-Q, we were in preliminary negotiations for the sale of the insurance operations to Swiss Re. At that time, we were of the view that reaching a binding agreement was still improbable given that very significant business and regulatory issues remained unresolved and neither the GE nor Swiss Re boards had approved any transaction. During the period following the filing of the Form 10-Q, substantial movement by both parties occurred on a number of issues, resulting in the Agreement that we signed and announced on November 18, 2005.

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Mr. Paul Cline
Senior Accountant

It is not a condition of the sale to increase our reserves by a specified amount. Section 7.7 of the Agreement is clear in stating that GE is not required to cause reserves to be increased, “unless, in its good faith judgment, any such increase is in accordance with the applicable requirements of Law, GAAP and SAP and is supported by appropriate actuarial analysis.” We will determine our December 31, 2005, loss reserves using best estimates by our actuaries and management. However, as we discuss in our response to Question #3 below, our current best estimate is that we will incur approximately a $3.0 billion loss in the fourth quarter of 2005. We do not know how much of the loss will be reported as operations and how much will be reported as loss on sale of the business, and cannot know that until completion of our actuarial studies later in the quarter. To the extent that there is not a $3.4 billion pre-tax reserve increase, there will be purchase price adjustments for the after-tax impact of any such difference.

3.
The Form 8-K reports an anticipated loss on the sale of these operations of $3 billion after tax. Please tell us how you determined this amount and how it reflects the goodwill write-down and the charge to your insurance reserves. A tabular presentation of this information and supporting narrative would be helpful.

Response

We estimate that our fourth quarter 2005 will include a $3.0 billion provision that will properly report our investment in this operation at December 31, 2005. The components of the estimated loss on sale reflect the excess of our investment of $8.9 billion over the agreed-upon proceeds at $6.8 billion, plus other related charges (see below).

Because of the allocation of goodwill required under SFAS 142, and because we are selling less than the entire reporting unit, we have identified “additional” goodwill, that is, goodwill not associated with the acquisitions of businesses being sold. That analysis follows:

(In billions)

Direct investment in GE Insurance Solutions, at September 30, 2005,	$8.4
excluding debt and retained business
October 31, 2005, capital contribution	0.5
Adjusted equity balance	8.9

Less Base Purchase Price (subject to adjustments)	(6.8)
Plus recognition of additional goodwill under SFAS 142	0.5
Plus Other - taxes, closing costs and adjustments	0.4
Estimated loss on sale	$3.0

******************************

December 14, 2005	Page 6
Mr. Paul Cline
Senior Accountant

For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Services, Inc.
J. A. Parke, Vice Chairman and Chief Financial Officer, General Electric Capital Services, Inc.
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
General Electric Company
D. Schmitt, Partner, KPMG